Prudential Investment Portfolios, Inc. 10

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

February 13, 2013

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Investment Portfolios, Inc. 10

Registration Statement on Form N-14

File Nos. 333-185960 and 811-08085

Dear Mr. Greene:

On behalf of Prudential Investment Portfolios, Inc. 10 (the Registrant), set forth below are our proposed responses to telephonic comments received by Claudia DiGiacomo from you on February 6, 2013. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on January 10, 2013 under Rule 488 under the Securities Act of 1933 (the 1933 Act). The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of Target Growth Allocation Fund (the Target Fund), a series of Target Asset Allocation Funds, that will be held on April 19, 2013 and any adjournments thereof (the Meeting). At the Meeting, Target Fund shareholders will be asked to vote to approve or disapprove the acquisition of the Target Fund by the Prudential Jennison Equity Income Fund (the Equity Fund), a series of the Registrant (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response: This letter will be transmitted to the Commission staff separate from the N-14 Registration Statement filing.

2.	Comment: Please confirm to the Commission staff what documents will be printed and sent to shareholders that are part of the N-14 Registration Statement.

Response: Shareholders will receive the Questions & Answers, Shareholder Letter, Notice of Special Meeting, the Proxy Statement and Prospectus, Exhibit A Form of Plan of Reorganization, Exhibit B Prospectus for the Equity Fund, and Exhibit C Annual Report as of October 31, 2012 for the Equity Fund.

3.	Comment: Will any of the Target Fund shareholder services and/or privileges (i.e., redemption privileges) change as a result of the Reorganization?

Response: The Registrant submits that none of the Target Fund shareholders’ services and/or privileges will change as a result of the Reorganization.

4.	Comment: Please confirm that the Registrant will have additional series after the Reorganization and not need to file a Form N-8F.

Response: We hereby confirm that the Registrant will have at least one additional series after the Reorganization and will not need to file a Form N-8F.

Questions & Answers

1.	Comment: Please explain why the performance (without sales charges) as of 12/31/2012 is provided.

Response: The Registrant respectfully submits that the performance presented in the Questions and Answers section is appropriate disclosure. The Registrant notes that certain shareholders are able to buy shares of the Fund without sales charges and that the performance information is particularly useful for such shareholders. Additionally, the Registrant believes that performance with and without sales charges is useful to all Fund shareholders and consistent with the performance information required by Form N-1A. Consistent with instruction 1(a) to Item 4 of Form N-1A, annual total returns in the bar chart do not reflect sales loads. The instruction states that if a fund’s shares are subject to a sales load, the disclosure must state that the sales load is not reflected in the returns in the bar chart and that if reflected those amounts would be lower than those shown. The performance table in the Questions and Answers is providing shareholders with performance information comparable to the disclosure required by Item 4 of N-1A in a format that is easily comparable for the Target Fund and the Equity Fund. Additionally, the disclosure is accompanied by comparative performance information for the Funds that includes the sales charges. Although the Registrant believes that the current disclosure is appropriate to shareholders for the reasons noted above, the Registrant has revised the Questions and Answers section of the N-14 Registration Statement to (1) present the performance with sales loads first; and (2) state in a note to the performance table (without sales charges) that “if the sales charges were included, the performance would be lower than those shown.”

2.	Comment: Under the question “How would you compare the two investment strategies?” please confirm that Lipper Equity Income Index is the Equity Fund’s primary index.

Response: The disclosure has been revised to reflect the Equity Fund’s primary benchmark.

3.

Comment: Under the question “What if there are not enough votes to approve the proposed merger by the scheduled shareholder meeting date” please indicate how proxies for abstentions and broker non votes will be voted on any adjournment to the meeting.

Response: The disclosure has been revised as requested.

4.

Comment: The answer to the question “How do you expect shareholders to potentially benefit from this change” states that the Equity Fund has lower expenses. Please disclose that the Equity Fund has higher management fees and that the manager will benefit from such higher fees.

Response: The answer to the question explains the benefits of the Reorganization to Target Fund shareholders. One benefit of the Reorganization is that the Equity Fund, regardless of its management fees, has lower net operating expenses than the Target Fund. The Registrant believes that the requested disclosure is more relevant to discuss under the sections on the N-14 Registration Statement entitled “Management of the Funds” and “Reasons for the Reorganization.”

Prospectus/Proxy Statement

1.	Comment: Please include the Commission legend as required by Rule 481(b)(1) in the N-14 Registration Statement.

Response: The disclosure is included in the N-14 Registration Statement. Thus, no additional revisions were necessary.

2.

Comment: With respect to the second paragraph under the section entitled “Comparison of Important Features—The Investment Objectives, Policies and Principal Risks of the Funds— Borrowings and Pledging Assets,” please define equity and equity-related securities or confirm that they are defined.

Response: The terms equity and equity-related are defined later in this section under the subsection entitled “Equity Fund-Principal Investment Strategies.”

3.

Comment: With respect to the sections entitled “Comparison of Important Features—Diversification” and “Investment Restrictions” please revise the concentration policy to be consistent with the Commission’s policy that concentration is 25% or more.

Response: Guide 19 to Form N-1A states that “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration.” Thus, the Registrant respectfully submits that the requested revisions are not required.

4.	Comment: With respect to the “Comparison of Important Features—Derivatives” section, please disclose whether the 25% limitation is based upon a net or notional basis.

Response: When either Fund engages in derivative transactions, the Fund will deposit in a segregated account at its custodian liquid securities with a value at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). The Equity Fund, however, generally does not engage in derivative transactions and the disclosure has been revised accordingly.

5.	Comment: With respect to “Fees and Expenses” please disclose any fee waiver that will apply to the Equity Fund after the Reorganization.

Response: The Registrant and its Board of Directors have determined that a fee waiver is not necessary for the shareholders of the Equity Fund. The section entitled “Fees and Expenses” contains pro forma expenses for the Equity Fund based on average annual net assets for the twelve month period ended October 31, 2012. Using such average annual net assets, the fees of the Equity Fund appear to slightly increase as a result of the Reorganization. The Equity Fund’s assets, however, have been increasing during that period. Using each Fund’s net assets as of October 31, 2012, each Fund’s expenses are expected to decrease as a result of the Reorganization.

6.

Comment: With respect to the section entitled “Reasons for the Reorganization,” please rewrite the third paragraph to be consistent with plain English and clarify that the investment policies of the Funds are not substantially similar.

Response: The disclosure has been revised as requested.

7.

Comment: With respect to the section entitled “Reasons for the Reorganization,” please clarify if the main reason for the merger was the Growth Fund’s past and anticipated future inability to attract sufficient assets to support long-term viability.

Response: The referenced disclosure would be a Board consideration for liquidation but is not the main reason for the merger.

8.

Comment: With respect to the “Capitalization” tables, (i) each table must include a total, (ii) the information provided must be within 30 days of filing date, and (iii) the expenses of the Reorganization to be paid by the Target Fund should be reflected in the capitalization table as adjustments. Please update the numbers accordingly.

Response: The disclosure has been revised as requested.

9.

Comment: With respect to the section entitled “Additional Information about the Portfolio Managers and Portfolio Holdings—Eagle Asset Management, Inc. —Compensation,” please clarify if all of the benchmarks disclosed were utilized in determining compensation in prior years.

Response: The Registrant, based upon discussions with Eagle, confirms that each of the benchmarks disclosed were utilized in the prior year’s compensation determinations.

10.

Comment: With respect to the section entitled “Shareholder Proposals,” please disclose whether a shareholder needs to provide advance notice to the Fund to bring a proposal for shareholder action at the meeting dat .

Response: The disclosure has been revised as requested.

11.

Comment: Please confirm that neither the Investment Manager nor any affiliate will seek to recover/recoup any waivers disclosed in the Prospectus/Proxy Statement relating to the Reorganization after the completion of the Reorganization.

Response: We hereby confirm that neither the Investment Manager nor any affiliate will seek to recover/recoup any fee waivers disclosed in the Prospectus/Proxy Statement relating to the Reorganization after the completion of the Reorganization.

12.

Comment: In the “Miscellaneous—Independent Registered Public Accounting Firm” section, please incorporate the Target Fund’s financial statements into the prospectus contained in the Prospectus/Proxy Statement in addition to the Statement of Additional Information. Please also incorporate the Target Fund’s prospectus and Statement of Additional Information as appropriate.

Response: The N-14 Registration Statement has been revised to incorporate into the Statement of Additional Information the Growth Fund’s annual report as of July 31, 2012 and its prospectus and SAI dated September 28, 2012 by reference.

Statement of Additional Information

1.	Comment: Please include a statement, if accurate, that no securities of the Growth Fund need to be sold as a result of the Reorganization.

Response: The disclosure has been revised as requested.

*        *        *

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; (ii) Commission staff comments or changes to disclosure in the N-14 Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the N-14 Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo